SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

FEDERATIVE

REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2014

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Luiz Alberto Figueiredo Machado

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

With copies to

Eli Whitney Debevoise II

Gregory Harrington

Arnold & Porter LLP

601 Massachusetts Avenue, N.W.

Washington, D.C. 20001

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

The sole purpose of this Amendment is to file with the Commission the recent developments in the Republic as of March 23, 2016, included as Exhibit K hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 23rd day of March, 2016.

FEDERATIVE REPUBLIC OF BRAZIL

By:	Fabiani Fadel Borin Fabiani Fadel Borin Attorney of the National Treasury of Brazil

EXHIBIT INDEX

Exhibit No.		Page No.

A	None

B	None

*C	Copy of the 2015 Annual Budget of the Republic (in Portuguese)—(P)(Rule 311)

*D	Current Description of the Republic

*E	Opinion, dated September 9, 2015 of Arnold & Porter LLP relating to US$1,050,000,000 aggregate principal amount of 4.25% Global Bonds due 2025

*F	Opinion, dated September 9, 2015 of the Deputy Attorney General of the National Treasury of the Republic relating to US$1,050,000,000 aggregate principal amount of 4.25% Global Bonds due 2025

*G	Indenture, dated July 2, 2015, between the Republic and The Bank of New York Mellon

*H	Recent Developments in the Republic as of March 10, 2016

*I	Opinion, dated March 18, 2016 of Arnold & Porter LLP relating to US$1,500,000,000 aggregate principal amount of 6.00% Global Bonds due 2026

*J	Opinion, dated March 18, 2016 of an Attorney of the National Treasury of the Republic relating to US$1,500,000,000 aggregate principal amount of 6.00% Global Bonds due 2026

K	Recent Developments in the Republic as of March 23, 2016

*	Previously filed.
(P)	Paper filing made under cover of Form SE pursuant to Rules 306(c) and 311 of Regulation S-T.